Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

               Vasogen Issued U.S. Patent in Chronic Heart Failure

Mississauga, Ontario (June 3, 2003) -- Vasogen Inc. (TSX:VAS; AMEX:VSV), a developer of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases, today announced that the U.S. Patent and Trademark Office has issued patent No. 6,572,895 covering the use of Vasogen's immune modulation therapy in the treatment of chronic heart failure. Chronic heart failure affects more than five million people in North America, and is the only major cardiovascular condition that is still increasing in incidence and prevalence.

"This key patent is granted as we prepare to initiate our phase III ACCLAIM trial in chronic heart failure," remarked David Elsley, President and CEO of Vasogen. "The granting of this patent recognizes the proprietary position of Vasogen's immune modulation therapy in a significant market and demonstrates our ongoing commitment to the development of a comprehensive intellectual property portfolio."

Vasogen is developing immune modulation therapy to address the inflammatory pathology in chronic heart failure - an important underlying mechanism not addressed by current therapies. Results from Vasogen's phase II clinical trial, presented at the 2002 annual meetings of the Heart Failure Society of America and the American Heart Association, demonstrated a significant reduction in the risk of death and hospitalization, improvements in a clinical composite score, and improvements in key electrocardiogram (ECG) measures among advanced heart failure patients receiving Vasogen's immune modulation therapy. Vasogen is now initiating the pivotal phase III ACCLAIM trial in up to 2,000 patients with advanced heart failure in support of the regulatory approvals process.

Heart failure is a debilitating condition in which the heart's ability to function as a pump is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death. The average five-year survival rate for all patients with heart failure is approximately 50%. In North America each year, there are more than 300,000 deaths associated with chronic heart failure and the cost of medical care, primarily resulting from hospitalization, exceeds $19 billion annually. Hospital admission rates for chronic heart failure have increased in the last 20 years to the point that it now accounts for 5% of all medical admissions and is the leading cause of hospital admissions in patients over 65 years of age.

About Vasogen:
Vasogen is focused on the research, development, and commercialization of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases. Vasogen's lead clinical indications in chronic heart failure and peripheral arterial disease are currently in pivotal phase III development. Vasogen is also investigating the potential of immune modulation therapies in neuro-inflammatory diseases.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.